Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES ï DEPOSITS ï CERTIFICATES

2,119,000 Index LeAding StockmarkEt Return Securities (Index LASERSsm)	Based Upon the S&P 500® Index Due December 6, 2012 $10.00 per Index LASERSsm

Citigroup Funding Inc.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
Medium-Term Notes, Series D

OFFERING SUMMARY
(Related to the Pricing Supplement, No. 2009-MTNDD447, Dated November 23, 2009, Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 23, 2009

            2  ï  Index LASERSsm

Index LeAding StockmarkEt Return Securities

Based Upon the S&P 500® Index Due December 6, 2012

This offering summary represents a summary of the terms and conditions of the Index LASERSsm. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

■	Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this overview are defined in the “Final Terms” below.

Overview of the Index LASERSsm

The Index LeAding StockmarkEt Return Securities Based Upon the S&P 500® Index, or Index LASERSsm, are equity index-linked investments that offer a potential return at maturity based on upside participation in an increase in the closing value of the S&P 500® Index during the term of the Index LASERSsm and limited protection from loss in certain circumstances. The Index LASERSsm are not principal protected and do not pay periodic interest. The Index LASERSsm have a maturity of approximately three years and are issued by Citigroup Funding Inc. Some key characteristics of the Index LASERSsm include:

■	Limited Protection from Loss and Upside Participation. At maturity you will receive for each Index LASERSsm you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Index LASERSsm, based on the percentage change in the closing value of the Underlying Index from the Pricing Date to the Valuation Date (which percentage change we refer to as the Index Percentage Change) and the value of the Underlying Index at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day). If the value of the Underlying Index is greater than 663.74 (60% of its Starting Value) at all times from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day), at maturity you will receive for each Index LASERSsm you then hold the $10 principal amount per Index LASERSsm plus a Index Return Amount equal to the product of (i) $10 and (ii) the greater of (x) the Index Percentage

Change and (y) 12% (4% per annum on a simple interest basis). In this case, the maturity payment will be $11.20 per Index LASERSsm. If the value of the Underlying Index is less than or equal to 663.74 (60% of its Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading of any day), at maturity you will receive for each Index LASERSsm you then hold the $10 principal amount per Index LASERSsm plus an Index Return Amount equal to the product of (i) $10 and (ii) the Index Percentage Change (which could be negative). Thus, if the value of the Underlying Index is less than or equal to 663.74 (60% of its Starting Value) 60% of its Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day) and the Ending Value is less than the Starting Value (regardless of the value of the Underlying Index at any other time during the term of the Index LASERSsm), the maturity payment will be less than your initial investment of $10 per Index LASERSsm and your investment in the Index LASERSsm will result in a loss.

■	No Periodic Payments. The Index LASERSsm do not offer current income, which means that you will not receive any periodic interest on the Index LASERSsm. You will also not receive any dividend payments or

Index LASERSsm  ï  3

other distributions, if any, made on the stocks included in the Underlying Index.

■	No Principal Protection. While the Index LASERSsm provide limited protection against loss, the Index LASERSsm are not principal protected. If the Ending Value of the Underlying Index is less than its Starting Value and the value of the Underlying Index is less than or equal to 663.74 (60% of its Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day), your return on the Index LASERSsm will be less than your original investment, will result in a loss and could be zero.

The Index LASERSsm are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Index LASERSsm are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Index LASERSsm will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee, any payments due under the Index LASERSsm at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Index LASERSsm at maturity is not guaranteed. All payments on the Index LASERSsm are subject to the credit risk of Citigroup Inc.

The Index LASERSsm are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

            4  ï  Index LASERSsm

Types of Investors

The Index LASERSsm may be an appropriate investment for investors seeking potential upside exposure to the Underlying Index with limited protection from loss who are also willing to accept risk to the principal invested. Such investors may include:

■	Investors looking for a total return of no less than 12% (4% per annum on a simple interest basis) of the principal amount of the Index LASERSsm, in the event the Underlying Index is greater than 60% of its Starting Value at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day)

■	Investors willing to accept downside exposure to the Underlying Index

■	Investors who seek to add an equity index-linked investment to diversify their underlying asset class exposure

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Index LASERSsm, will receive an underwriting fee of $0.225 for each Index LASERSsm sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.200 from this underwriting fee for each Index LASERSsm they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith

Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.200 for each Index LASERSsm they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Index LASERSsm. declines. You should refer to “Key Risk Factors for the Index LASERSsm” below and “Risk Factors Relating to the Index LASERSsm” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

Index LASERSsm  ï  5

Final Terms

Issuer:	Citigroup Funding Inc.

Security:	2,119,000 Index LeAding StockmarkEt Return Securities (Index LASERSsm) Based Upon the S&P 500® Index Due December 6, 2012.

Underlying Index:	The S&P 500® Index.

Guarantee:
Any payments due on the Index LASERSsm are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Index LASERSsm are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.

Rating of the Issuer’s Obligations:
As of November 23, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Index LASERSsm and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agencies view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Index LASERSsm at maturity and do not address whether you will gain or lose money on your investment. The Index LASERSsm are not principal protected.

Principal Protection:	None.

Principal Amount Issued:	$21,190,000.

Pricing Date:	November 23, 2009.

Issue Date:	November 27, 2009

Valuation Date:	December 3, 2012.

Maturity Date:	December 6, 2012.

Issue Price:	$10 per Index LASERSsm ..

Coupon:	None.

Payment at Maturity:	For each $10 Index LASERSsm, $10 plus a Index Return Amount, which may be positive, zero or negative.

Index Return Amount:
■ If the value of the Underlying Index is greater than 663.74 (60% of its Starting Value) at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day), the Index Return Amount will equal:

$10 × (the greater of (x) Index Percentage Change and (y) Fixed Percentage)

■ If the value of the Underlying Index is less than or equal to 663.74 (60% of its Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day), the Index Return Amount will be equal:

              $10 × (Index Percentage Change)

Thus, if the value of the Underlying Index is less than or equal to 663.74 (60% of the Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day) and the Ending Value is less than the Starting Value (regardless of the value of the Underlying Index at any other time during the term of the Index LASERSsm), the Index Percentage Change and the Index Return Amount will be negative and the amount you receive at maturity will be less than $10 per Index LASERSsm and could be zero.

Fixed Percentage:	12% (4% per annum on a simple interest basis).

Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value − Starting Value Starting Value

Starting Value:	1106.24

Ending Value:	The closing value of the S&P 500® Index on the Valuation Date.

Listing:	The Index LASERSsm have been approved for listing on NYSE Arca under the symbol “IFO”, subject to official notice of issuance.

Purchase Price and Proceeds to Issuer:	Public Offering Price: Underwriting Discount (including the Sales Commission described below): Proceeds to Citigroup Funding Inc.:	Per Index LASERSsm $10.000 $ 0.225 $ 9.775	Total $21,190,000.00 $476,775.00 $20,713,225.00

            6  ï  Index LASERSsm

Sales Commission Earned:	$0.200 per Index LASERSsm for each Index LASERSsm sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.

Calculation Agent:	Citigroup Global Markets Inc.

CUSIP:	17314V502.

Index LASERSsm  ï  7

Benefits of the Index LASERSsm

■	Participation in any Appreciation of the Underlying Index. The return on the Index LASERSsm, if any, is based upon the performance of the Underlying Index. If the Ending Value of the Underlying Index is greater than its Starting Value, your return will be positive and will be equal to either (i) the Index Return Percentage or (ii) the greater of (x) the Index Return Percentage and (y) the Fixed Percentage, if the value of the Underlying Index is greater than 663.74 (60% of its Starting Value) at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day).

■	Limited Protection Against Loss. If the value of the Underlying Index declines but remains greater than 663.74 (60% of its Starting Value) at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day), the return on the Index

LASERSsm is 12% (4% per annum on a simple interest basis) of the principal amount of the Index LASERSsm. In this case, you will not suffer the same loss that a direct investment in the stocks included in the Underlying Index would produce. However, if the Ending Value is less than the Starting Value and the value of the Underlying Index is less than or equal to 663.74 (60% of its Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day), the maturity payment will be less than your initial investment of $10 per Index LASERSsm and your investment in the Index LASERSsm will result in a loss.

■	Diversification. The Index LASERSsm are linked to the S&P 500® Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Index LASERSsm

An investment in the Index LASERSsm involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Index LASERSsm” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

■	Potential for Loss. The Index LASERSsm are not principal protected. The maturity payment on the Index LASERSsm will depend on the percentage change in the closing value of the Underlying Index from the Pricing Date to the Valuation Date and on the value of the Underlying Index at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day). If the Ending Value is less than the Starting Value and the value of the Underlying Index is less than or equal to 663.74 (60% of its Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any index business day), the maturity payment will be less than your initial investment of $10 per Index LASERSsm and your investment in the Index LASERSsm will result in a loss and may be zero. This will be true even if the value of the Underlying Index exceeded its Starting

Value at one or more times over the term of the Index LASERSsm.

■	No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Index LASERSsm. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

■	Citigroup Inc. Credit Risk. The Index LASERSsm are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Index LASERSsm.

■	Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Index LASERSsm, if the value of the S&P 500® Index is less than or equal to 663.74 (60% of its Starting Value) at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Index Business Day) and if the Ending Value does not increase sufficiently from its Starting Value, the effective yield on the Index LASERSsm may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

            8  ï  Index LASERSsm

■	Exchange Listing and Secondary Market. The Index LASERSsm have been approved for listing on NYSE Arca under the symbol “IFO”, subject to official notice of issuance, but a secondary market may not develop or continue for the term of the Index LASERSsm. Although Citigroup Global Markets intends to make a secondary market for the Index LASERSsm, it is not obligated to do so.

■	The Resale Value of the Index LASERSsm May Be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Underlying Index, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Index, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Index LASERSsm and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Index LASERSsm may trade at prices below their initial issue price of $10 per Index LASERSsm. You could receive substantially less than the amount of your initial investment if you sell your Index LASERSsm.

■	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Index LASERSsm. Further, Citigroup Funding expects to hedge its obligations under the Index LASERSsm through the trading of the stocks included in the S&P 500® Index or other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global

Markets’ role as the Calculation Agent for the Index LASERSsm may result in a conflict of interest.

■	The United States Federal Income Tax Consequences of the Index LASERSsm are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSsm or instruments similar to the Index LASERSsm for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSsm are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERSsm and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Index LASERSsm?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Index LASERSsm on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Index LASERSsm in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Index LASERSsm?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

Index LASERSsm  ï  9

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Index LASERSsm for a range of Ending Values of the Underlying Index. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Index Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and the value of the Underlying Index at all times after the Pricing Date to and including the Valuation Date.

All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10 per Index LASERSsm

■	Starting Value: 1,100.00

■	Fixed Percentage: 13.5%

■	Downside Threshold Value: 660 (60% of the Starting Value)

■	Maturity: 3 years

Table of Hypothetical Payments at Maturity(1)

		No Closing Below the		A Closing At or Below the
		Hypothetical Downside Threshold Value		Hypothetical Downside Threshold Value
Hypothetical	Hypothetical		Hypothetical		Hypothetical
Ending Value of	Index Return	Hypothetical	Payment at Maturity	Hypothetical	Payment at Maturity
S&P 500®sm	Percentage(2)	Return on	on the Index	Return on	on the Index
Index	(%)	the Index LASERSsm	LASERSsm	the Index LASERSsm	LASERSsm
0.00	−100.00%	NA	NA	−100.00%	$0.00

275.00	−75.00%	NA	NA	−75.00%	$2.50

550.00	−50.00%	NA	NA	−50.00%	$5.00

605.00	−45.00%	NA	NA	−45.00%	$5.50

660.00	−40.00%	NA	NA	−40.00%	$6.00

715.00	−35.00%	13.50%	$11.35	−35.00%	$6.50

770.00	−30.00%	13.50%	$11.35	−30.00%	$7.00

825.00	−25.00%	13.50%	$11.35	−25.00%	$7.50

880.00	−20.00%	13.50%	$11.35	−20.00%	$8.00

935.00	−15.00%	13.50%	$11.35	−15.00%	$8.50

990.00	−10.00%	13.50%	$11.35	−10.00%	$9.00

1,045.00	−5.00%	13.50%	$11.35	−5.00%	$9.50

1,100.00	0.00%	13.50%	$11.35	0.00%	$10.00

1,155.00	5.00%	13.50%	$11.35	5.00%	$10.50

1,210.00	10.00%	13.50%	$11.35	10.00%	$11.00

1,265.00	15.00%	15.00%	$11.50	15.00%	$11.50

1,320.00	20.00%	20.00%	$12.00	20.00%	$12.00

1,375.00	25.00%	25.00%	$12.50	25.00%	$12.50

1,430.00	30.00%	30.00%	$13.00	30.00%	$13.00

1,485.00	35.00%	35.00%	$13.50	35.00%	$13.50

1,540.00	40.00%	40.00%	$14.00	40.00%	$14.00

1,595.00	45.00%	45.00%	$14.50	45.00%	$14.50

1,650.00	50.00%	50.00%	$15.00	50.00%	$15.00

1,925.00	75.00%	75.00%	$17.50	75.00%	$17.50

2,200.00	100.00%	100.00%	$20.00	100.00%	$20.00

(1)	If the Index LASERSsm are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.

(2)	Excludes any dividends paid on the stocks in the S&P 500® Index.

            10  ï  Index LASERSsm

Description of the S&P 500® Index

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this offering summary, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”) publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of September 30, 2009, the common stocks of 409 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of November 23, 2009, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of November 23, 2009, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (9.43%), Consumer Staples (11.77%), Energy (12.02%), Financials (14.46%), Health Care (12.71%), Industrials (10.38%), Information Technology (19.03%), Materials (3.56%), Telecommunication Services (3.07%) and Utilities (3.58%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE INDEX LASERSsm WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Index LASERSsm  ï  11

Historical Data on the S&P 500® Index

Monthly High and Low Closing Values

The following table sets forth the high and low closing values of the S&P 500® Index for each month in the period from January 2004 through November 2009. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Index LASERSsm may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Index LASERSsm.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low

January	1155.37	1108.48	1202.08	1163.75	1294.18	1261.49	1440.13	1409.71	1447.16	1310.50	934.70	805.22
February	1157.76	1126.52	1211.37	1184.16	1294.12	1254.78	1459.68	1399.04	1395.42	1326.45	869.89	735.09
March	1156.86	1091.33	1225.31	1165.36	1307.25	1272.23	1437.50	1374.12	1352.99	1273.37	832.86	676.53
April	1150.57	1107.30	1191.14	1137.50	1311.56	1285.33	1495.42	1424.55	1397.84	1328.32	873.64	811.08
May	1121.53	1084.10	1198.78	1154.05	1325.76	1256.58	1530.62	1486.30	1426.63	1375.93	929.23	877.52
June	1144.06	1116.64	1216.96	1190.69	1288.22	1223.69	1539.18	1490.72	1404.05	1278.38	946.21	893.04
July	1128.94	1084.07	1243.72	1194.44	1280.19	1234.49	1553.08	1455.27	1284.91	1214.91	987.48	879.13
August	1107.77	1063.23	1245.04	1205.10	1304.28	1265.95	1497.49	1406.70	1305.32	1249.01	1030.98	979.73
September	1129.30	1103.52	1241.48	1210.20	1339.15	1294.02	1531.38	1451.70	1277.58	1106.39	1071.66	994.75
October	1142.05	1094.81	1226.70	1176.84	1389.08	1331.32	1565.15	1500.63	1161.06	848.92	1097.91	1025.21
November	1184.17	1130.51	1268.25	1202.76	1406.09	1364.30	1520.27	1407.22	1005.75	752.44	1110.32*	1042.88*
December	1213.55	1177.07	1272.74	1248.29	1427.09	1396.71	1515.96	1445.90	913.18	816.21

*	Through November 23, 2009.

On November 23, 2009, the closing value of the S&P 500® Index was 1106.24.

Historical Graph

The following graph illustrates the historical performance of the S&P 500® Index based on the daily closing values from January 2, 2004 to November 23, 2009. Past values of the S&P 500® Index are not indicative of future values of the S&P 500® Index.

Daily Closing Values of the S&P 500 Index

            12  ï  Index LASERSsm

Additional information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the S&P 500® Index.” All such disclosures in the pricing supplement and the information on the S&P 500® Index provided in this offering summary are derived from publicly available information. None of Citigroup Funding,

Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Index LASERSsm does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Index LASERSsm.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The Index LASERSsm are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERSsm or any member of the public regarding the advisability of investing in securities generally or in the Index LASERSsm particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Index LASERSsm. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Index LASERSsm into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Index LASERSsm to be issued or in the determination or calculation of the equation by which the Index LASERSsm are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERSsm.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE INDEX LASERSsm, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this offering summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

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Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”), and certain non-U.S. investors described below, that are initial holders of the Index LASERSsm and that hold the Index LASERSsm as capital assets.

For U.S. federal income tax purposes, each holder agrees to treat the Index LASERSsm as a cash-settled prepaid forward contract, subject to a floor, on the value of the S&P 500® Index on the Valuation Date, pursuant to which forward contract, at maturity the holder will receive the cash value of the S&P 500® Index subject to certain adjustments. Under this characterization, the amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Index LASERSsm. Thus a U.S. Holder’s tax basis in an Index LASERSsm generally will equal the holder’s cost for that Index LASERSsm. At maturity or upon the sale or other taxable disposition of an Index LASERSsm, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Index LASERSsm. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERSsm for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSsm or instruments similar to the Index LASERSsm for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSsm are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Index LASERSsm should consult his or her tax advisor in determining the tax consequences of an investment in the Index LASERSsm, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERSsm on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Index LASERSsm in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Index LASERSsm. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Index LASERSsm) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Index LASERSsm should not be subject to U.S. federal income tax if:

■	such gain is not effectively connected with a U.S. trade or business of such holder, and

■	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Index LASERSsm.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

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ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Index LASERSsm as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Index LASERSsm or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Index LASERSsm or (B) its acquisition and holding of the Index LASERSsm is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Index LASERSsm if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Index LASERSsm by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the Ending Value of the Underlying Index is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Underlying Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections “Description of the Index LASERSsm — General” and “— Discontinuance of the S&P 500® Index” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Index LASERSsm, either directly or indirectly.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The Index LASERSsm have not been passed on by Standard & Poor’s or the McGraw-Hill Companies. The Index LASERSsm are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the Index LASERSsm.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.